FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – FEBRUARY 25, 2010

BAYTEX ENERGY TRUST ANNOUNCES 2009
CANADIAN AND UNITED STATES TAX INFORMATION

Calgary, Alberta (February 25, 2010) - Baytex Energy Trust (“Baytex” or the “Trust”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce the 2009 tax treatment on distributions for unitholders in Canada and the United States.

CANADIAN UNITHOLDERS

The information contained herein is intended to provide general guidance to assist in 2009 income tax reporting for holders of Baytex trust units who are Canadian residents.  It is not intended to constitute legal or tax advice to any holder or potential holder of Baytex trust units.  Readers should consult their own legal or tax advisors as to their particular tax consequences of holding Baytex trust units.

For the 2009 taxation year, the treatment of distributions for Canadian unitholders is 100% return on capital (taxable income) and 0% return of capital (tax deferred).

For purposes of the Income Tax Act (Canada), Baytex is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to, and taxable in the hands of, its unitholders.  Distributions paid by the Trust can be both a return of capital (i.e., tax deferred) and a return on capital (i.e., income).  The allocation between these two streams is dependent upon the tax deductions that the Trust is entitled to claim against royalty and interest income received and any income the Trust earns directly.  The level of these tax deductions is primarily driven by the Trust’s resource property deductions.

Each year the taxable income portion, or return on capital, is calculated and reported in the Trust’s T3 return and allocated to each unitholder who received distributions in that taxation year. T3 Supplementary forms are mailed to unitholders before March 31st.  Registered unitholders will receive a T3 Supplementary form directly from the transfer agent.  Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 Supplementary form will report only the taxable income component.  This income is taxed in the same manner as interest income.  The tax deferred, or return of capital, portion impacts the unitholder’s original adjusted cost base of the units (“ACB”).  The ACB is used in calculating capital gains or losses on the disposition of trust units.  The ACB of each trust unit is reduced by the return of capital portion of distributions received.  When a unitholder’s ACB drops below zero during a taxation year, the negative amount is considered by the Canada Revenue Agency to be a capital gain and the ACB is re-set to zero by paying income tax on the capital gain resulting from the negative ACB.

Baytex Energy Trust
Press Release
February 25, 2010

Canadian unitholders who hold their trust units in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan, Registered Education Savings Plan, Registered Disability Savings Plan or Tax Free Savings Account need not report any income related to trust unit distributions on their 2009 income tax return.

The following table sets out the tax treatment of the 2009 monthly distributions for Canadian income tax purposes:

(Canadian dollars per unit)
Record Date	Payment Date	Taxable Amount (Income)	Tax Deferred Amount	Total Distributions

30-Jan-09	17-Feb-09	$0.18	$0.00	$0.18
27-Feb-09	16-Mar-09	$0.12	$0.00	$0.12
31-Mar-09	15-Apr-09	$0.12	$0.00	$0.12
30-Apr-09	14-May-09	$0.12	$0.00	$0.12
29-May-09	15-Jun-09	$0.12	$0.00	$0.12
30-Jun-09	15-Jul-09	$0.12	$0.00	$0.12
31-Jul-09	17-Aug-09	$0.12	$0.00	$0.12
31-Aug-09	15-Sep-09	$0.12	$0.00	$0.12
30-Sep-09	15-Oct-09	$0.12	$0.00	$0.12
30-Oct-09	16-Nov-09	$0.12	$0.00	$0.12
30-Nov-09	15-Dec-09	$0.12	$0.00	$0.12
31-Dec-09	14-Jan-10	$0.18	$0.00	$0.18
Total		$1.56	$0.00	$1.56

Based upon the Trust’s current outlook, it is expected that the distributions in 2010 will be treated as 100% return on capital (taxable income) and no portion of the distributions will be considered return of capital (tax deferred) for Canadian income tax purposes.

UNITED STATES UNITHOLDERS

This information is not exhaustive of all possible U.S. income tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Baytex trust units.  Holders or potential holders of Baytex trust units should consult their own legal and tax advisors as to their particular tax consequences of holding Baytex trust units as well as to determine whether claiming a credit or deduction for foreign income taxes is more beneficial for them. Baytex has not received a letter ruling from the Internal Revenue Service or an opinion from its tax advisors on these matters.

The Trust is treated as a foreign corporation for U.S. federal income tax purposes, and it has determined that all of its 2009 distributions should be treated as dividends for U.S. federal income tax purposes.  The Trust is of the view that the 2009 distributions treated as dividends should qualify as “qualified dividend income” subject to a maximum income tax rate of 15% to non-corporate U.S. unitholders.

Generally, a distribution made to a U.S. unitholder will be treated as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of the Trust as determined under U.S. federal income tax principles (including using U.S. tax rules which allow for various deductions including accounting based depletion). A distribution in excess of the Trust's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a United States unitholder's adjusted tax basis in its trust units and will be applied against and reduce such basis on a dollar-for-dollar basis.  To the extent that such distribution exceeds the U.S. unitholder's adjusted tax basis, the distribution will be treated as capital gain.

Baytex Energy Trust
Press Release
February 25, 2010

U.S. unitholders should receive a Form 1099 or facsimile detailing the total distribution received, the amount withheld, and the amount taxable as dividends.  Some unitholders may receive a Form 1099 from their brokers.  Information on the Form 1099 issued by the brokers may not accurately reflect the information in this press release for a variety of reasons.  Unitholders should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns. Brokers may or may not be required to issue an amended Form 1099.

Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions.   Under Canadian tax legislation, monthly distributions paid by Baytex to non-residents of Canada are subject to a flat 15% withholding tax, regardless of the character of the distribution as return on capital or return of capital. The Trust believes this withholding tax should be considered as being eligible for a foreign tax credit in the United States for unitholders who hold their units in a taxable account.  No portion of the withholding tax is creditable to those unitholders who hold their units in a tax deferred account (such as an IRA).

Based upon the Trust’s current outlook, it is expected that the distributions in 2010 will be treated as 100% return on capital (taxable income) and no portion of the distributions will be considered return of capital (tax deferred) for United States income tax purposes.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  the nature of the distributions paid to Canadian resident unitholders in 2009 and 2010 for Canadian income tax reporting purposes; the proper classification of our trust units for U.S. federal income tax purposes; and the nature of the distributions paid to U.S. resident unitholders in 2009 and 2010 for U.S. income tax reporting purposes.

These forward-looking statements are based on certain key assumptions regarding, among other things:  the continuation of current Canadian and U.S. income tax legislation and the interpretation thereof as it relates to the characterization of the trust units and the distributions paid thereon by applicable taxation authorities.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  the possibility of changes (which may be retroactive) in existing Canadian and U.S. income tax legislation and/or the interpretation thereof as it relates to the characterization of the trust units and the distributions paid thereon by applicable taxation authorities; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Trust
Press Release
February 25, 2010

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS you are hereby notified that: (a) any discussion of United States federal tax issues in this document is not intended or written by the Trust to be relied upon and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca